UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, June 22, 2011

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Hand Delivery

Re:  Disclosure of Purchase of Airbus Aircraft in the Airbus A320 NEO Family

Dear Commissioner:

According to articles 9 and 10 of Securities Market Law 18,045 and General Rule 30, under due authority of the Board of Directors of LAN Airlines S.A. (“LAN”), Securities Registration 306, I hereby disclose that today, Lan Airlines S.A. signed a purchase agreement with Airbus S.A.S. for the purchase of twenty (20) new Airbus aircraft in the A320 NEO family, appraised at a value of approximately US$1.7 billion according to the list price.  They are scheduled for delivery between 2017 and 2018.

The purchase of these aircraft is part of the strategic plan to expand and renew Lan Airlines S.A.’s fleet in the long term.

Cordially yours,

Alejandro de la Fuente Goic
Chief Financial Officer
Lan Airlines S.A.

cc:	Santiago Stock Exchange
Electronic Exchange of Chile
Valparaiso Securities Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel